FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

Management's Proposal and Manual to Attend the Special Meeting of the holders of Preferred Shares to be held on December 30, 2019.

Sao Paulo (SP, Brazil), November 29, 2019.

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1.             INTRODUCTION

Dear shareholders,

The Management of Companhia Brasileira de Distribuição (hereinafter, the "Company") hereby submits below information on the matters to be resolved by the Management's proposal at the Company's Special Meeting of the Holders of Preferred Shares (the "Special Meeting") to be held on December 30, 2019 at 3.00 p.m., at Avenida Brigadeiro Luís Antonio, No. 3,142, in the City of Sao Paulo, State of Sao Paulo, Brazil, as well as the clarifications necessary for the shareholders to attend such meeting.

The Company prepared this Management's Proposal and Manual to Attend such Meeting (the "Proposal") in compliance with good corporate governance and transparency practices, aiming at guiding and clarifying to all its Shareholders about the matters to be addressed, and also the Company's Investor Relations Department is fully made available for them to answer any further questions.

The following matter on the agenda will be resolved:

Pursuant to the first paragraph of Article 136 of Law 6,404, dated as of December 15, 1976, as amended (“Law 6,404/76”), ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share for each preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).

The Management's proposal on the agenda of the Special Meeting, as well as the information about it, are detailed in section 3 of this Proposal.

Sao Paulo (SP, Brazil), November 29, 2019.

The Management

Companhia Brasileira de Distribuição

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2.             REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Shareholders can attend the Special Meeting whether (a) being personally present, (b) by a duly appointed proxy, or (c) by distance votes cast by means of remote ballots sent through their corresponding custodian agents (if they provide such type of service), or by Itaú Corretora de Valores S.A., which is the bookkeeping agent of the Company (“Bookkeeping Agent”), or directly to the Company, as set forth below:

2.1.       Personal Attendance

Shareholders that are interested in attending the Special Meeting in person must send to the Corporate Legal Department at the Company's headquarters, for receipt of delivery, 72 (seventy-two) hours in advance of the date of the Special Meeting, a certified copy of the documents (physical copies with notarized signatures) proving the status of the Company's shareholder under article 126, II of Law 6,404/76 accompanied by a certified copy of the following documents:

(a)           For individuals: shareholder's identification document with photo;

(b)          For organizations: (i) restated bylaws or articles of association, in addition to the corporate documents proving that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of the legal representative; and

(c)           For investment funds: (i) consolidated rules of the fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's legal representative.

The Company will not require the sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or that are submitted accompanied by a translation in those languages; sworn translation being required in all other cases. The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizen's identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport or officially recognized professional class identification documents.

It is worth emphasizing that shareholders may attend the Special Meeting even without having submitted such documents beforehand, if they provide such documents at the beginning of the Special Meeting, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM (Securities and Exchange Commission) Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481").

2.2.       Participation by Proxy

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Shareholders that want to be represented by proxy at the Special Meeting must send to the Corporate Legal Department at the Company's headquarters, for receipt of delivery, 72 (seventy-two) hours prior to the date of such Special Meeting, a certified copy of the (i) corresponding documents able to prove the status of shareholder of the Company (physical copies with notarized signatures); (ii) documents containing the corresponding powers and authority of representation/proxy (physical copies with notarized signatures); (iii) identification documents of the proxy to attend the Special Meeting, as well as, in the case of an organization or an investment fund, certified copies of the identification document and minutes of election of the corresponding legal representative(s)'s who had signed the power of attorney evidencing the proxy's authority to represent those shareholders (physical copies with notarized signatures); and (iv) the documents referred to in section 2.1 above. The Company does not accept instruments of power of attorney granted by Shareholders by electronic means.

It is worth emphasizing that shareholders may be represented by proxy at the Special Meeting even without having submitted such documents beforehand, if they provide such documents at the beginning of the Special Meeting, at the place, date, and time set forth in section 1 of this Proposal, pursuant to article 5, paragraph 2 of CVM Instruction 481.

2.3.       Participation by means of a Distance Voting Ballot

Shareholders who want to exercise their voting right by means of a distance voting ballot, pursuant to CVM Instruction 481, must (a) fill in the Distance Voting Ballots related to the Special Meeting, according to the filling-in instructions contained therein as available in the Company's Investor Relations website (the "Ballot"), and (b) send it (i) directly to the Company; (ii) to the Bookkeeping Agent, or (iii) to its corresponding custodian agent (if this type of service is provided), observing the following instructions:

I.          Submitting the Ballot directly to the Company: the Shareholder must send to the Corporate Legal Department, at the Company's headquarters, by mail service, the physical and printed form of such Ballot (filled in, initialed and signed, according to the filling-in instructions included therein) accompanied of a certified copy of the documents listed hereinabove in section 2.1; or

II.       Submitting the Ballot to the Custodian Agent or the Company’s Bookkeeping Agent: Shareholders holding shares issued by the Company deposited in a central securities depository may transmit their voting instructions to fill in the Ballot, through their corresponding custody agents, if they provide such kind of service. Shareholders who do not have their shares deposited with a central depository may transmit their voting instructions to the Company's Bookkeeping Agent, Itaú Corretora de Valores S.A., through channels made available by it. The delivery of such Ballot will be subject to the rules, guidelines and deadlines set by each custodian or by the Bookkeeping Agent, as the case may be. For that purpose, every Shareholder should contact them and verify the procedures, documents and information provided for by them to issue voting instructions through the Ballot.

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In all cases, for such Ballot to produce a valid effect, December 23, 2019 (that is, seven (7) days before the date of the Special Meeting, pursuant to Article 21-B of CVM Instruction 481) shall be the last day allowed for such Ballots to be received through one of the forms pointed out hereinabove, and not the last day for sending them. If the Ballot is received after December 23, 2019, such votes will not be counted.

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3.             MANAGEMENT'S PROPOSAL

The Company's Management hereby submits to the Special Meeting the following proposal.

I.              Conversion of all preferred shares issued by the Company into common shares

We propose the ratification, in compliance with §1º of Article 136 of Law 6,404/76, of the conversion of all the preferred shares of the Company into common shares, in the proportion of one preferred share for each common share for the Company to migrate to Novo Mercado, given the inclusion of this matter in the agenda of the General Shareholders Meeting called for December 30, 2019, at 10 a.m. (“Meeting”).

In case the matter is approved in the Meeting and the Special Meeting, the holders of preferred shares who abstain from voting or disagree with the approval of the conversion or do not attend the Special Meeting will have the right to withdraw from the Company, observing the provisions of Article 137 of Law 6,404/76, receiving the equity book value of each of their shares. The withdrawal right must be exercised in the period of thirty (30) days from the publication of the minutes of the Special Meeting.

The withdrawal right may be exercised by the holders of the preferred shares of the Company on the closing of the trading session on the date of the Material Notice disclosed on November 28, 2019 (and including), the date on which the decision in relation to the conversion was disclosed to the market though a Material Fact, who have kept the preferred shares uninterruptedly until the date of the exercise of the withdrawal right.

In accordance with article 137, §3º of Law 6,404/76, in case the conversion proposal is approved, the management bodies may, in the period of ten (10) days after the deadline to exercise the withdrawal right, call a shareholders meeting to reconsider the deliberation due to the volume of the exercise of the withdrawal right.

In this way, the effective payment of the reimbursement value, pursuant to article 137, §3º of Law 6,404/76, will depend and may only be demanded after (a) the end of the period ten (10) days after the deadline to exercise the withdrawal right, in case the management bodies do not exercise the prerogative of calling a shareholders meeting to ratify or reconsider the deliberation, or (b) the ratification of the deliberation by the shareholders meeting to be duly called by the management bodies, as the case may be.

To deliberate on this matter, the information required by Annexes 17 and 20 of Instruction CVM 481 are made available to the shareholders in Annexes I(a) and I(b), respectively, of this Proposal.

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In case this proposal and the others are approved by the Meeting and the Special Meeting, the date of the effective migration of the Company to the Novo Mercado will be timely informed to the market.

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Annex I(a)
Information Required due to the Conversion

of Preferred Shares into Common Shares

(Annex 17 of Instruction CVM 481)

(A) Description of the Proposed Changes

We propose that the 168,229,009 preferred shares issued by the Company are converted into an equal number of common shares, in order for the Company’s capital stock to be divided exclusively into common shares, following a requirement of the Novo Mercado special listing segment.

(B) Reasoning of the proposed changes

The conversion of preferred shares into common shares has the objective to permit the migration to Novo Mercado, a special listing segment with the most rigid corporate governance rules.

(C) Analysis of the impact of the proposed changes over the holders of preferred shares

Once the conversion is approved by the Meeting and ratified by the Special Meeting, the holders of preferred shares will have their stockholding replaced by the same number of common shares, keeping the same proportion in the capital stock of the Company. With that, they will have the right to vote, under the same conditions as the other shareholders, in all the matters which are submitted to the general shareholders meetings of the Company and to equally participate in the profits. Also, they will have the right to sell their shares for the same price paid to the controlling shareholders in case of sale of control.

On this date, the preferred shares have four advantages: (a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; (b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis; (c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and (d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of the Bylaws, which shall be distributed for the common and preferred shares such that each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law 6,404/76, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this item.

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The advantages originally attributed to the preferred shares issued by the Company will not be transferred to the new common shares after the conclusion of the conversion process. In relation specifically to item (c), such advantage will be secured directly by article 171 of Law 6,404/76.

(D) Analysis of the impact of the proposed changes over the rights of holders of other species and classes of shares of the Company

The conversion of the preferred shares into common shares will result in the dilution of the participation of the holders of the common shares of the Company in the voting capital. On the other hand, the management of the Company understands that all shareholders will benefit from the migration to the Novo Mercado.

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Annex I(b)
Information Required Due to the

Withdrawal Right
(Annex 20 of Instruction CVM 481)

(a) Describe the event which gave or will give the withdrawal right and its legal reasoning

Conversion of the preferred shares into common shares.

(b) Inform the shares and classes to which the withdrawal right applies

Preferred shares issued by the Company.

(c) Inform the date of the first publication of the call notice of the shareholders meeting, as well as the date of the disclosure of the material fact which gave or will give right to the withdrawal right

The first publication of the Call Notice of this Meeting will be published on November 29, 2019. The Material Fact with the decision which will give right to the withdrawal right was disclosed to the market on November 28, 2019.

(d) Inform the exercise period of the withdrawal right and the date which will be considered for determination of the holders of the shares which will have the right to exercise the withdrawal right

30 days from the publication of the minutes of the Special Meeting, to be held on December 30, 2019. The withdrawal right may be exercised by the holders of the preferred shares of the Company on the closing of the trading session on the date of the Material Notice disclosed on November 28, 2019 (and including), the date on which the decision in relation to the conversion was disclosed to the market though a Material Fact, who have kept the preferred shares uninterruptedly until the date of the exercise of the withdrawal right.

(e) Inform the reimbursement value per share

The equity book value per share of the Company, based on the net equity contained in the financial statements of the Company as of December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 and this is the amount which will be paid as a result of the exercise of the withdrawal right by the holders of preferred shares that: (i) vote against the conversion; (ii) abstain from voting or (iii) do not attend the Special Meeting.

(f) Inform the form of calculation of the reimbursement value

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In accordance with article 45 of Law 6,404/76, the reimbursement value of the Company is calculated based on its net equity. Based in the financial statements of the Company as of December 31, 2018, the net equity of the Company was R$ 11,083,838,733.81. The total number of shares issued by the Company on such date was 266,844,908 shares.

(g) Inform if the shareholders will have the right to request a special balance sheet

Yes.

(h) In cases of merger, merger of shares or amalgamation involving controlling entities and controlled entities or under common control

Not applicable, as the transaction is just a conversion of preferred shares into common shares of the Company, in compliance with the Novo Mercado requirements.

(I) Inform the net book value per share verified in accordance with the last approved balance sheet

The equity book value per share of the Company, based on the net equity contained in the financial statements of the Company as of December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 and this is the amount which will be paid as a result of the exercise of the withdrawal right by the holders of preferred shares that: (i) vote against the conversion; (ii) abstain from voting or (iii) do not attend the Special Meeting.

(J) Inform the quoting price of each class or specie of share to which the withdrawal right applies, identifying:

a. Minimum, average and maximum of each year, in the last three (3) years

	Minimum	Average	Maximum
2016	32.90	48.68	61.86
2017	54.30	68.03	80.85
2018	63.92	77.20	87.51

b. Minimum, average and maximum of each quarter, in the last two (2) years.

	Minimum	Average	Maximum
1st Quarter – 2017	54.30	57.95	62.24
2nd Quarter – 2017	58.06	66.82	76.50
3rd Quarter – 2017	63.50	72.12	79.48
4th Quarter – 2017	69.12	75.45	80.85
1st Quarter – 2018	63.92	70.78	78.99
2nd Quarter – 2018	66.48	75.71	82.15
3rd Quarter – 2018	74.60	80.57	87.51
4th Quarter – 2018	77.76	81.72	86.68

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c. Minimum, average and maximum of each month, in the last six (6) months

	Minimum	Average	Maximum
May/19	79.14	85.74	95.73
June/19	84.61	88.01	94.68
July/19	88.00	91.95	94.21
August/19	84.69	89.10	94.50
September/19	79.80	84.50	88.35
October/19	78.95	81.82	84.81

d. Average quoting price in the last ninety (90) days

Average quotation between August 28, 2019 and November 28, 2019 (65 days of sessions) – R$82.62

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.